EXHIBIT B
KOOR INDUSTRIES LTD.
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                                                 OFFICE OF LEGAL COUNSEL
                                                 21 Ha'arba'a Street
                                                 Tel Aviv 64739
                                                 Israel
                                                 Tel:  972-3-6238420
                                                 Fax: 972-3-6238425

                                                 01 December 1999


The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
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

Fax: 02-6513940                    Fax: 03-5105379





Dear Sirs,

                   Re: KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3) IMMEDIATE REPORT NO. 43/99


Koor Industries Ltd.  (Hereinafter: "Koor"), hereby gives notice as follows:

Yesterday evening, the authorized Board of Directors Committee of Koor, decided to cooperate with the Israel Corporation Ltd., in a joint venture whose shareholders capital will be up to US$ 100 million, in equal parts. The joint venture will focus on investments in projects and high - tech companies in the Internet, telecom and telecom operators in Israel and abroad.

Koor and the Israel Cooperation are conducting negotiations with a suitable candidate to manage the joint venture. The appointed manager will make use of the experience and resources of the Koor Group and The Israel
Corporation Group.

Sincerely yours,

Adv.  Shlomo Heller
Legal Counsel and Company Secretary



KOOR INDUSTRIES LTD.
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                                                  OFFICE OF LEGAL COUNSEL
                                                  21 Ha'arba'a Street
                                                  Tel Aviv 64739
                                                  Israel
                                                  Tel:  972-3-6238420
                                                  Fax: 972-3-6238425

                                                  July 24, 2000


The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
---------------                    --------------                          ---------------

Fax: 02-6513940                    Fax: 03-5105379


Dear Sirs,

               RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 44/2000) COMPANY NO. 52-001414-3

Further to Immediate Report (43/99) from December 1, 1999, attached hereto, Koor Industries Ltd. (hereinafter: "Koor") announces that Koor and Israel Corporation Ltd have decided to continue the cooperation between them in investments in the field of communications in Israel and abroad, but without creating a joint venture.







                                                 Yours sincerely,

                                                 Shlomo Heller, Adv.